UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

August 6, 2026

Commission File Number: 001-38159

BRITISH AMERICAN TOBACCO P.L.C.

(Translation of registrant’s name into English)

Globe House

4 Temple Place

London WC2R 2PG

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

This report includes materials as exhibits that have been published and made available by British American Tobacco p.l.c. (the “Registrant”) as of August 6, 2026.

The information contained in Exhibit 1 to this Form 6-K, except (i) the first four paragraphs included under the heading entitled “About BAT” and (ii) the last sentence of the first paragraph under the heading “Forward-looking statements” is incorporated by reference into the Form S-8 Registration Statements File Nos. 333-223678, 333-219440, 333-237186, 333- 285085 and 333-289164 of the Registrant and into the Form F-3 Registration Statement File Nos. 333-288448, 333-288448-01, 333-288448-02, 333-288448-03, 333-288448-04 and 333-288448-05 of the Registrant, British American Tobacco Holdings (The Netherlands) B.V., B.A.T Capital Corporation, B.A.T. Netherlands Finance B.V., Reynolds American Inc. and B.A.T. International Finance p.l.c., and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

EXHIBIT INDEX

Exhibit	Description

Exhibit 1	Press Release entitled “British American Tobacco p.l.c. (“BAT” or the “Company”) - BAT Announces Management Board Changes” dated August 6, 2026.

Exhibit 2	Press Release entitled “British American Tobacco p.l.c. - Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated August 6, 2026.

Exhibit 3	Press Release entitled “British American Tobacco p.l.c. (“the Company”) - Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated August 6, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British American Tobacco p.l.c.

By:	/s/ Claire Dhokia
	Name:	Claire Dhokia
	Title:	Deputy Company Secretary

Date: August 6, 2026